SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

XETHANOL CORPORATION
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

98935M-10-5
(CUSIP Number)

with a copy to:
Christopher d’Arnaud-Taylor	Robert H. Cohen, Esq.
c/o Xethanol Corporation	Greenberg Traurig, LLP
1185 Avenue of the Americas, 20th Floor	200 Park Avenue
New York, New York 10036	New York, New York 10166
Tel.: (646) 723-4000	Tel.: (212) 801-9200
(Name, Address and Telephone Number of person
Authorized to Receive Notices and Communications)

April 22, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

SCHEDULE 13D

CUSIP No. 98935M-10-5

(1)	Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)
Christopher d’Arnaud-Taylor

(2)	Check the Appropriate Box if a Member of a Group (a) (b)

(3)	SEC Use Only

(4)	Source of Funds
OO

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization
New York

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power
7,062

(8)	Shared Voting Power
1,609,548

(9)	Sole Dispositive Power
7,062

(10)	Shared Dispositive Power
1,609,548

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,616,610 shares of Common Stock

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)	Percent of Class Represented by Amount in Row (11)
10.7%

(14)	Type of Reporting Person
IN

Schedule 13D/A

Introductory Note

This statement (this “Statement”) amends the Schedule 13D originally filed by Christopher d’Arnaud-Taylor (“d’Arnaud-Taylor”) and Susan Danehower (“Danehower”) on March 7, 2005 (the “Original 13D”). Since the date of the filing of the Original 13D Mr. d’Arnaud-Taylor has acquired an indirect beneficial ownership interest in additional securities directly owned by entities he owns or controls. In addition, since the date of the Original 13D Ms. Danehower has ceased to be the beneficial owner of five percent or more of the outstanding Common Stock of the Issuer, and accordingly is not a reporting person for purposes of this Statement. Unless specifically amended hereby, the disclosures set forth in the Original 13D shall remain unchanged.

Item 2.	Identity and Background.

The response to Item 2 of the Original 13D is hereby amended and restated in its entirety to read as follows:

2(a)-(c)	Name: Christopher d’Arnaud-Taylor
Business Address:	c/o Xethanol Corporation

1185 Avenue of the Americas, 20th Floor

New York, New York 10036

Principal Occupation:	Mr. d’Arnaud-Taylor is Chairman and Chief Executive Officer of the Issuer.
2(d)	Criminal Convictions: Mr. d’Arnaud-Taylor has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
2(e)

Violations of Federal or State Securities Laws: Mr. d’Arnaud-Taylor has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The response to Item 3 of the Original 13D is hereby amended and restated in its entirety to read as follows:

Mr. d’Arnaud-Taylor obtained his shares of Common Stock as set forth in Item 4 below.

Item 4.	Purpose of Transaction.

The response to Item 4 of the Original 13D is hereby amended by adding the following paragraphs at the end of such disclosure:

Mr. d’Arnaud-Taylor may also be deemed to indirectly beneficially own (1) 132,422 shares of Common Stock directly beneficially owned by Xtraction Technologies Limited (“Xtraction”), an entity controlled by Mr. d’Arnaud-Taylor and (2) 426,588 shares of Common Stock directly beneficially owned by Xeminex, Inc. (“Xeminex”), an entity controlled by Mr. d’Arnaud-Taylor. Xtraction obtained its shares of Common Stock pursuant to the reverse merger transaction. Xeminex acquired its shares of Common Stock on or about April 22, 2005 pursuant to a settlement agreement by and among the shareholders of Xeminex.

Subsequent to the acquisition of shares pursuant to the reverse merger transaction, Ms. Danehower sold 25,000 shares, resulting in her directly beneficially owning an aggregate of 732,450 shares as of the date hereof.

Item 5.	Interest in Securities of the Issuer.

The response to Item 5 of the Original 13D is hereby amended and restated in its entirety to read as follows:

(a)          Mr. d’Arnaud-Taylor may be deemed to beneficially own 1,616,610 shares of Common Stock, representing 10.7% of the currently outstanding shares of Common Stock of the Issuer.

(b)          Mr. d’Arnaud-Taylor may be deemed to share voting and dispositive power with respect to (i) 732,450 shares of Common Stock held directly by Mr. d’Arnaud-Taylor’s spouse, (ii) 318,088 shares of Common Stock held directly by LMSI, (iii) 132,422 shares of Common Stock held directly by Xtraction and (iv) 426,588 shares of Common Stock held directly by Xeminex. Mr. d’Arnaud-Taylor has sole voting and dispositive power with respect to the 7,062 shares of Common Stock held directly by him.

(c)          On or about April 22, 2005 Xeminex acquired 426,588 shares of Common Stock as part of a settlement agreement by and among the shareholders of Xeminex. Mr. d’Arnaud-Taylor may bee deemed to share voting and dispositive power with respect to these shares by virtue of the fact that Mr. d’Arnaud-Taylor controls Xeminex.

Ms. Danehower completed the following transactions subsequent to the filing of the Original 13D: (i) sold 3000 shares of Common Stock for $5.30 per share on February 21, 2006; (ii) sold 4230 shares of Common Stock for $5.40 per share on February 22, 2006; (iii) sold 3000 shares of Common Stock for $5.32 per share on February 22, 2006; (iv) sold 4000 shares of Common Stock for $5.47 per share on February 22, 2006; (v) sold 3000 shares of Common Stock for $5.33 per share on February 23, 2006; (vi) sold 3770 shares of Common Stock for $5.35 per share on February 23, 2006; and (vii) sold 4000 shares of Common Stock for $5.32 per share on February 24, 2006 . All of the shares were sold through broker transactions. Ms.

Danehower disclaims beneficial ownership in shares held directly by Mr. d’Arnaud-Taylor and shares held indirectly by Mr. d’Arnaud-Taylor through LMSI, Xtraction and Xeminex.

(d)	Not applicable.

(e)          On or about February 23, 2006 Ms. Danehower ceased to be a beneficial owner of five percent of the outstanding Common Stock of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 6 of the Original 13D is hereby amended and restated in its entirety to read as follows:

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to, any agreements concerning (i) the transfer or voting of any securities of the Issuer, (ii) finder’s fees, (iii) joint ventures, (iv) loan or option agreements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or loss, or (viii) the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2006	/s/Christopher d’Arnaud-Taylor
Christopher d’Arnaud-Taylor